EXHIBIT 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the December 31, 2015 Consolidated Financial Statements

The following financial ratio has been calculated on a consolidated basis for twelve-month period ended December 31, 2015 and is based on unaudited financial information. The financial ratio has been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

December 31, 2015
Earnings coverage on long-term debt and current liabilities	0.1 times
Earnings coverage on long-term debt and current liabilities excluding non-cash impairment charges for Keystone XL and related projects……......	1.8 times*
The Corporation’s interest obligations for the twelve-month period ended December 31, 2015 amounted to approximately $1.782 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $0.247 billion for the twelve-month period ended December 31, 2015, which is 0.1 times the Corporation’s interest requirements for that period.
* The Corporation’s interest obligations for the twelve-month period ended December 31, 2015 amounted to approximately $1.782 billion. The Corporation’s earnings before interest expense and income taxes excluding the non-cash impairment charges for the Keystone XL and related projects of $2.891 billion, amounted to approximately $3.137 billion for the twelve-month period ended December 31, 2015, which is 1.8 times the Corporation’s interest requirements for that period.